UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                 ZIX CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    232046102
                                 (CUSIP NUMBER)
                                                   - copy to -
    George W. Haywood                      Gary T. Moomjian, Esq.
    c/o Cronin & Vris, LLP                 Moomjian & Waite, LLP
    380 Madison Avenue                     50 Charles Lindbergh Blvd., Suite 206
    24th Floor                             Mitchel Field, New York 11553
    New York, New York 10017               (516) 222-5100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                January 15, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232046102                                       Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    George W. Haywood
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF          7     SOLE VOTING POWER
SHARES                       5,398,538
OWNED BY     -------------------------------------------------------------------
EACH               8    SHARED VOTING POWER
REPORTING                      145,000 (1)
PERSON WITH  -------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                             5,398,538
             -------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                               145,000 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,543,538 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              [   ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         25.4 % (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------
(1) Includes 30,000 shares owned by wife and 115,000 shares owned jointly with mother.

(2)  16.7% on a fully diluted basis.

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


     This Amendment No. 3 hereby amends and supplements the Schedule 13D filed by George W. Haywood with the Securities and Exchange Commission on July 9, 2002, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2002 and Amendment No. 2 to the Schedule 13D filed on October 1, 2002 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Zix Corporation (formerly known as Zixit Corporation) (the "Company").

     As previously reported on Amendment No. 2 to the Schedule 13D, on September 18, 2002, Mr. Haywood, purchased (i) 947,708 shares of non-voting Series B Convertible Stock of the Company ("Series B Stock") at $3.60 per share, which are convertible into an aggregate of 902,579 shares of Common Stock at an initial conversion rate of $3.78 per share of Common Stock, and (ii) 305,986 warrants ("Warrants"), at a purchase price of $.125 per Warrant, to purchase an aggregate of 305,986 shares of Common Stock at an initial exercise price of $4.51 per share. As of such date, the Series B Stock was convertible immediately into 388,366 shares of Common Stock; the balance for 514,213 shares of Common Stock was convertible subject to the Company obtaining shareholder approval ("Shareholder Approval") to allow such conversion so as to comply with Nasdaq's 20% issuance limitation. Such Shareholder Approval was obtained at the Company's Special Meeting of Shareholders on January 15, 2003 and, as a result, the balance for 514,213 shares of Common Stock is treated in this Amendment No. 3 as beneficially owned by Mr. Haywood. The Warrants become exercisable March 18, 2003, a date within 60 days of the date of filing this Amendment No. 3, and, accordingly, the underlying Common Stock is now treated as beneficially owned by Mr. Haywood.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Aggregate number of shares of Common Stock beneficially owned:
        5,543,538 Percentage: 25.4%. On a fully diluted basis, treating as outstanding all shares of Common Stock underlying shares of Series A and Series B Preferred Stock of the Company and all shares of Common Stock underlying outstanding warrants and options (without regard to current exercisability), the percentage is 16.7%.

        (b) 1. Sole power to vote or to direct vote: 5,398,538 (1)
            2. Shared power to vote or to direct vote: 145,000 (2)
            3. Sole power to dispose or to direct the
               disposition: 5,398,538 (1)
           4. Shared power to dispose or to direct the disposition: 145,000 (2)

(1) Represents (A) 4,189,973 shares of Common Stock (of which 11,500 shares are owned by Mr. Haywood's children), (B) 902,579 shares of Common Stock underlying Series B Stock which is immediately convertible, and
        (C) 305,986 shares of Common Stock underlying the Warrants which are exercisable within the next 60 days.
(2) Includes 30,000 shares owned by Mr. Haywood's wife and 115,000 shares owned jointly with Mr. Haywood's mother.

        (c) No transactions were effectuated since the filing of Amendment No. 2 to the Schedule 13D. This Amendment No. 3 is being filed to reflect the increase in Mr. Haywood's beneficial ownership as a result of (i) the Company obtaining Shareholder Approval to permit conversion of the Series B Stock, and
(ii) the Warrants becoming exercisable within 60 days.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 2003


                                                     /s/George W. Haywood
                                                -------------------------------
                                                       George W. Haywood


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